DESCRIPTION OF CAPITAL STOCK
                                 OF SONUS CORP.

                  The authorized capital stock of Sonus Corp. (the "Company") consists of an unlimited number of Common Shares, without nominal or par value (the "Common Shares"), and an unlimited number of Preferred Shares, without nominal or par value (the "Preferred Shares"). The Company was incorporated under the laws of the province of Alberta, Canada in July 1993 and was continued under the laws of the Yukon Territory, Canada in 1998.

                  The Company's Board of Directors (the "Board") has the authority to issue Preferred Shares in one or more series and to fix the number of shares comprising any such series and the designations, rights, privileges, restrictions, and conditions attaching thereto, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase, and/or conversion price or prices and the terms and conditions of any such redemption, purchase, and/or conversion, and any sinking fund or other provisions, without any further vote or action by the holders of Common Shares. The outstanding series of Preferred Shares include a series designated as Series A Convertible Preferred Shares (the "Series A Shares"), consisting of 13,333,333 shares issued on December 24, 1997, and a series designated as Series B Convertible Preferred Shares (the "Series B Shares"), consisting of 2,500,000 shares issued on October 1, 1999. A summary of certain of the preferences, limitations and relative rights of the Series A Shares and Series B Shares is set forth below.

COMMON SHARES

                  Voting Rights. Holders of Common Shares are entitled to one vote per share at all meetings of shareholders of the Company. Except as otherwise required by law or unless the Board determines otherwise with respect to a particular series of Preferred Shares, the Common Shares and all series of the Preferred Shares having voting rights will vote together as one class. Under the Business Corporations Act (Yukon), the holders of each class of shares are generally entitled to vote as a separate class (whether or not such class otherwise has voting rights) upon any proposal to amend the Company's Articles to (i) increase or decrease the maximum number of authorized shares of that class, (ii) increase the maximum number of authorized shares of another class having rights or privileges equal or superior to those of that class, (iii) effect an exchange, reclassification or cancellation of all or a portion of the shares of that class, (iv) add, change or remove the rights, privileges, restrictions or conditions attached to that class, (v) increase the rights or privileges of any class having rights or privileges equal or superior to those of that class, (vi) create a new class having rights or privileges equal or superior to those of that class, (vii) change the rights or privileges of any class with inferior rights or privileges such that they are equal to or superior to those of that class; (viii) effect an exchange of shares of another class into the shares of that class, or (ix) restrict the issue or transfer of the shares of that class or extend or remove that restriction.

                  Other. All Common Shares rank ratably with regard to dividends (if and when declared by the Board). In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Shares are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Shares. The Common Shares do not have preemptive rights. All outstanding Common Shares are fully paid and nonassessable.

SERIES A CONVERTIBLE PREFERRED SHARES

                  Certain of the preferences, limitations and relative rights of the Series A Shares are summarized below.

                  Voting Rights. Each Series A Share is entitled to one-fifth of a vote (or such other number of votes equal to the number of Common Shares into which such Series A Share shall be convertible from time to time) in the election of directors and in any other matters presented for action by the Company's shareholders. Except to the extent otherwise required by law or the Company's Articles, holders of Series A Shares and of any other outstanding series of Preferred Shares will vote together with the holders of Common Shares as a single class. See "Common Shares--Voting Rights." Any change in the rights and preferences of the Series A Shares will require the approval of the holders of at least 66-2/3% of the outstanding Series A Shares, voting separately as a class.

                  Dividends. Each Series A Share is entitled to receive, when, as and if declared by the Board out of the Company's assets legally available for payment, cumulative dividends from the date of original issuance, payable annually at a rate of 5% per annum on a base amount of $1.35 per share (the "Base Amount"). All accrued and unpaid dividends will be forfeited upon the conversion of the Series A Shares. The dividend rate will be subject to increase on specified dates in the event that certain conditions (the "Triggering Conditions") have not been met. The Triggering Conditions are as follows:

                  (a) The Common Shares are listed on the New York Stock Exchange, the American Stock Exchange, or the Nasdaq National Market (each a "U.S. Principal Market");

                  (b) The Common Shares are traded on a U.S. Principal Market at a daily closing price greater than $12.00 per Common Share on each of the ten consecutive trading days preceding the applicable date; and

                  (c) The Company's net income before income taxes, dividends on the Series A Shares and Series B Shares, and amortization of goodwill and covenants not to compete for the three consecutive fiscal quarters preceding the applicable date shall have averaged at least $0.35 per fully diluted Common Share per fiscal quarter (for purposes of making this calculation, the Common Shares issuable upon the exercise of the Warburg Warrants (as defined below under the heading "Warrants") will not be counted).

         If the Triggering Conditions have not been met by:

                  (x) January 1, 2003, the dividend rate will thereafter be 15% per annum of the Base Amount;

                  (y) January 1, 2004, the dividend rate will thereafter be 18% per annum of the Base Amount; or

                  (z) January 1, 2005, the dividend rate will thereafter be 21% per annum of the Base Amount.

                  As soon as the Triggering Conditions have been satisfied, the dividend rate will revert to 5% per annum of the Base Amount. All references to per share amounts or prices with respect to the Triggering Conditions will be adjusted for any subdivision, consolidation, or reclassification of the Common Shares.

                  Dividends on the Series A Shares may, in the discretion of the Board and subject to applicable regulatory approvals at the time of payment, be paid in Common Shares based on the market price of such shares. Accruals of dividends on Series A Shares will not bear interest.

                  No dividends on the Common Shares, the Series B Shares, or any other share capital ranking, as to dividends, equal to or junior to the Series A Shares as to dividends may be declared or paid unless full accumulated dividends on the Series A Shares have been paid or declared and sufficient funds set aside for such payment. The foregoing prohibition will not apply to dividends or distributions payable in Common Shares or certain other comparable actions.

                  Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, subject to the rights of holders of any securities of the Company ranking senior to the Series A Shares upon liquidation, the holders of Series A Shares will be entitled to receive, out of the assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Common Shares or any other securities ranking junior to the Series A Shares upon liquidation, a liquidating distribution in an amount equal to the greater of (i) $1.35 per share plus any accrued and unpaid dividends or (ii) the amount that would have been distributable to such holders if they had converted their Series A Shares into Common Shares immediately prior to such dissolution, liquidation, or winding up, plus any accrued and unpaid dividends. The sale, conveyance, mortgage, pledge or lease of all or substantially all the assets of the Company will be deemed to be a liquidation of the Company for purposes of the liquidation rights of the holders of Series A Shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series A Shares will have no right to any of the remaining assets of the Company.

                  Optional Redemption. The Series A Shares may not be redeemed before December 24, 2002. Thereafter, the Series A Shares may be redeemed at the option of the Company, in whole or in part. The redemption price will be an amount equal to the greater of (i) $1.35 per share plus any accrued and unpaid dividends or (ii) the fair market value of a Series A Share as determined by a nationally recognized independent investment banking firm selected by mutual agreement of the Company and the holder of a majority of the outstanding Series A Shares. The Series A Shares are not subject to mandatory redemption or any sinking fund provisions.

                  Conversion Rights. The Series A Shares may be converted at any time, in whole or in part, at the option of the holder thereof, into Common Shares. The conversion rate is currently equal to one Common Share for every five Series A Shares surrendered for conversion. The conversion rate is subject to further adjustment for stock dividends, stock splits, recapitalizations, and other anti-dilution adjustments. Upon the conversion of any Series A Shares, any accrued and unpaid dividends with respect to such shares will be forfeited. The Company has the right to force conversion of the Series A Shares, in whole or in part, upon satisfaction of all the Triggering Conditions. Common Shares issuable upon conversion of the Series A Shares will be fully paid and nonassessable and will not have preemptive rights.

         Preemptive Rights.  The Series A Shares do not have preemptive rights.

SERIES B CONVERTIBLE PREFERRED SHARES

                  Certain of the preferences, limitations and relative rights of the Series B Shares are summarized below.

                  Voting Rights. Each Series B Share is entitled to one vote (or such other number of votes equal to the number of Common Shares into which such Series B Share shall be convertible from time to time) in the election of directors and in any other matters presented for action by the Company's shareholders. Except to the extent otherwise required by law or the Company's Articles, holders of Series B Shares and of any other outstanding series of Preferred Shares will vote together with the holders of Common Shares as a single class. See "Common Shares--Voting Rights." Any change in the rights and preferences of Series B Shares will require the approval of the holders of at least 66-2/3% of the outstanding Series B Shares, voting separately as a class.

                  Dividends. No dividends will be declared on Series B Shares until October 31, 2000. At October 31, 2000, if the Company meets the 2000 Earnings Target (as defined below), each Series B Share will be entitled to receive, when and as declared by the Board out of the Company's assets legally available for payment, preferential, cumulative dividends in respect of the period beginning October 1, 1999, and ending October 31, 2000, and quarterly thereafter, payable in U.S. dollars, at a rate of 8% per annum until October 31, 2004; 12% per annum from November 1, 2004 through October 31, 2005; 15% per annum from November 1, 2005 through October 31, 2006; and 18% per annum from and after November 1, 2006, each on a base amount of $4.00 per share (the "Base Amount").

                  The 2000 Earnings Target will be deemed to have been met if the Company's "EBTA," defined as net income before income taxes, dividends on Series A Shares and Series B Shares, and amortization of goodwill and covenants not to compete, for the fiscal year ending July 31, 2000, is equal to or greater than $0.20 per fully diluted Common Share. For purposes of calculating EBTA, certain costs incurred by the Company in connection with the hiring of a Chief Financial Officer ("CFO Costs") will be added back to net income provided such person is hired on or before January 31, 2000. Common Shares issuable upon exercise of the Warburg Warrants will be excluded for purposes of calculating the number of fully diluted Common Shares.

                  If the 2000 Earnings Target is not met, dividends will not be payable until the Company meets the quarterly earnings targets set forth below (the "Quarterly Earnings Targets") for four consecutive fiscal quarters. The Quarterly Earnings Targets are as follows:

                                                           Target EBTA per Fully
                  Period                                   Diluted Common Share
                  ------                                   --------------------

                  Fiscal quarter ending 10/31/99                $  0.02
                  Fiscal quarter ending 1/31/00                    0.03
                  Fiscal quarter ending 4/30/00                    0.07
                  Fiscal quarter ending 7/31/00                    0.08
                  Fiscal quarter ending 10/31/00                   0.07
                  Fiscal quarter ending 1/31/01                    0.10
                  Fiscal quarter ending 4/30/01                    0.15
                  Fiscal quarter ending 7/31/01                    0.17
                  Fiscal quarter ending 10/31/01                   0.16
                  Fiscal quarter ending 1/31/02                    0.20
                  Fiscal quarter ending 4/30/02                    0.26
                  Fiscal quarter ending 7/31/02                    0.30

                  If the Quarterly Earnings Targets are not met for four consecutive fiscal quarters by the fiscal quarter ended July 31, 2002, dividends will not accrue or be payable on Series B Shares.

                  All accrued and unpaid dividends will be forfeited upon the conversion of Series B Shares. Accruals of dividends on Series B Shares will not bear interest.

                  No dividends on the Common Shares, the Series A Shares, or any other share capital ranking, as to dividends, equal to or junior to Series B Shares as to dividends may be declared or paid unless full accumulated dividends on Series B Shares have been paid or declared and sufficient funds set aside for such payment. The foregoing prohibition will not apply to dividends or distributions payable in Common Shares or certain other comparable actions.

                  Liquidation Preference. In the event of any voluntary or involuntary dissolution, liquidation, or winding up of the Company, subject to the rights of holders of any securities of the Company ranking senior to Series B Shares upon liquidation, the holders of Series B Shares will be entitled to receive, out of the assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Common Shares or any other securities ranking junior to Series B Shares upon liquidation, a liquidating distribution in an amount equal to the greater of (i) $4.00 per share (subject to adjustment as provided in the Articles) plus any accrued and unpaid dividends or (ii) the amount that would have been distributable to such holders if they had converted their Series B Shares into Common Shares immediately prior to such dissolution, liquidation, or winding up, plus any accrued and unpaid dividends, whether or not declared. The sale, conveyance, mortgage, pledge or lease of all or substantially all the assets of the Company will be deemed to be a liquidation of the Company for purposes of the liquidation rights of the holders of Series B Shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series B Shares will have no right to any of the remaining assets of the Company.

                  Optional Redemption. The Series B Shares may not be redeemed before October 1, 2004. Thereafter, Series B Shares may be redeemed at the option of the Company, in whole or in part, for an amount per share equal to the applicable Conversion Rate then in effect multiplied by the greater of (1) the conversion price then in effect plus any accrued and unpaid dividends per Series B Share or (2) the fair market value of a Series B Share as determined by a nationally recognized independent investment banking firm selected by mutual agreement of the Company and the holder(s) of a majority of the outstanding Series B Shares. Series B Shares are not subject to mandatory redemption or any sinking fund provisions.

                  Conversion Rights. Series B Shares may be converted at any time, in whole or in part, at the option of the holder thereof, into Common Shares. The number of Common Shares issuable upon conversion of each Series B Share (the "Conversion Rate") will be equal to an amount determined by adding $10,000,000 (the original purchase price), plus an adjustment factor (as described below) (the "Adjustment Factor"), and dividing that result by the conversion price, and then again by 2,500,000 (the number of Series B Shares originally sold) (the "Conversion Rate Formula"). The initial Adjustment Factor is zero and the initial conversion price is $4.00, resulting in an initial Conversion Rate of one Common Share per Series B Share surrendered for conversion.

                  The Conversion Rate is subject to increase in the event that the Company fails to achieve the 2000 Earnings Target and, if such target is not achieved, to further increase until the Quarterly Earnings Targets are met for four consecutive quarters (each is referred to herein as an "Earnings Adjustment"), as described below. In addition, the conversion price is subject to decrease to the extent that the Company's receivables as of July 31, 1999, that are collected by July 31, 2000, total less than $4,736,000 ("Receivables Adjustment").

                  The Receivables Adjustment, if any, will be calculated as follows. In the event the Company fails to collect the full amount of receivables as of July 31, 1999, the conversion price for Series B Shares will be reduced by an adjustment amount determined by multiplying the amount by which $4,736,000 exceeds actual amounts collected by the Company on or before July 31, 2000, by a factor of 7, and dividing that result by the sum of (i) the total number of issued and outstanding Common Shares as of September 30, 1999, plus
(ii) the total number of Common Shares into which outstanding Series B Shares are convertible, plus (iii) the total number of Common Shares into which the outstanding convertible notes of the Company are convertible as of September 30, 1999, plus (iv) the total number of Shares into which the outstanding Series B Shares are convertible as of October 31, 2000. The new conversion price following a Receivables Adjustment will be calculated by subtracting the adjustment amount calculated in accordance with the foregoing from the conversion price then in effect.

                  An Earnings Adjustment will occur if the Company fails to achieve the 2000 Earnings Target. This initial Earnings Adjustment would cause the Conversion Rate to increase beginning October 31, 2000, such that approximately 200,000 additional Common Shares would be issuable upon conversion at that date with respect to the four fiscal quarters then ended. Additional Earnings Adjustments will be made each quarter thereafter until the Company meets the Quarterly Earnings Targets for four consecutive quarters.

                  The amount of the Adjustment Factor to be applied to determine the new Conversion Rate resulting from failure to reach the Quarterly Earnings Targets will be determined, initially, by taking 2 percent of the sum of the original purchase price ($10,000,000) plus the sum of all prior Earnings Adjustments (including an adjustment resulting from a failure to achieve the 2000 Earnings Target). After November 1, 2004, the percentage for purposes of calculating the adjustment amount will increase to 3 percent for Earnings Adjustments occurring on or before October 31, 2005; 3 3/4 percent for Earnings Adjustments occurring on or after November 1, 2005, and on or before October 31, 2006; and 4 1/2 percent for any Earnings Adjustment occurring on or after November 1, 2006. The resulting Adjustment Factor will then be inserted into the Conversion Rate Formula to determine the new Conversion Rate. Once the Company has met the specified Quarterly Earnings Targets for four consecutive fiscal quarters, no further Earnings Adjustments in the Conversion Rate will be made. In the event the Company meets the Quarterly Earnings Targets for four consecutive fiscal quarters, Adjustments will cease as of any fiscal quarter ending on or after the last day of the quarter as to which such targets are met.

                  The Conversion Rate is subject to further adjustment for stock dividends, stock splits, recapitalizations, and other anti-dilution adjustments. Upon the conversion of any Series B Shares, any accrued and unpaid dividends with respect to such shares will be forfeited.

                  The Company has the right to effect the mandatory conversion of the Series B Shares, in whole or in part, if all of the following conditions have been satisfied:

                  (a) The Common Shares are traded on the New York Stock Exchange, the American Stock Exchange, or the Nasdaq National Market at a daily closing price greater than $8.00 per Common Share on each of the ten consecutive trading days preceding the applicable date; and

                  (b) The Company's EBTA for the three preceding consecutive fiscal quarters shall have averaged at least $.35 per fully diluted Common Share per fiscal quarter. Common Shares issuable upon the exercise of the Warburg Warrants are excluded for purposes of this calculation.

                  All references to per share amounts or prices with respect to the above conditions will be adjusted for any subdivision, consolidation, or reclassification of the Common Shares.

                  Common Shares issuable upon conversion of the Series B Shares will be fully paid and nonassessable and will not have preemptive rights.

         Preemptive Rights.  The Series B Shares do not have preemptive rights.

WARRANTS

         At October 29, 1999, the Company had outstanding 2,000,000 purchase warrants to purchase Common Shares issued in connection with the private placement of the Series A Shares in December 1997 (the "Warburg Warrants"). Each share purchase warrant is exercisable for one Common Share at an exercise price of $6.75 per share until October 1, 2004. The Company may force the exercise of the warrants upon satisfaction of all the Triggering Conditions.

CONVERTIBLE SECURITIES AND STOCK OPTIONS

                  At October 29, 1999, the Company had outstanding convertible subordinated notes in an aggregate principal amount of $930,839 convertible into 143,206 Common Shares, 13,333,333 Series A Shares convertible into 2,666,666 Common Shares, 2,500,000 Series B Shares convertible into 2,500,000 Common Shares, and stock options held by employees, directors and officers of, and consultants to, the Company exercisable for a total of 2,369,000 Common Shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

                  Following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder generally applicable to a holder of Common Shares who, for purposes of the Tax Act, holds such shares as capital property and deals at arm's length with the Company. Generally, Common Shares will be considered to be capital property to a holder provided the holder does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Special rules apply to non-resident insurers that carry on an insurance business in Canada and elsewhere.

                  This summary is based upon the provisions of the Tax Act in force as of October 29, 1999, all specific proposals to amend the Tax Act that have been publicly announced prior to such date (the "Proposed Amendments"), and the Company's understanding of the current published administrative and assessing policies and practices of Revenue Canada, Customs, Excise and Taxation ("Revenue Canada"). For the purposes of this summary, it has been assumed that the Tax Act will be amended as proposed, although no assurance can be given in this regard. This summary is not exhaustive of all possible federal income tax consequences and, except for the Proposed Amendments, does not anticipate any changes in the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not applicable to holders who are "specified financial institutions" for purposes of the Tax Act, a holder that is a "financial institution" as defined in the Tax Act for purposes of mark-to-market rules, or to a holder of an interest that would be a "tax shelter investment" as defined in the Tax Act.

                  THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR INDEPENDENT TAX ADVISERS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES RELEVANT TO THEIR PARTICULAR CIRCUMSTANCES.

                  The following applies to holders of Common Shares who are not resident in Canada for purposes of the Tax Act and who do not use or hold and are not deemed to use or hold their Common Shares in, or in the course of, carrying on a business in Canada.

                  Dispositions of Common Shares. A non-resident holder will, upon a disposition or deemed disposition of Common Shares, not be subject to taxation in Canada on any gain realized on the disposition unless the shares are "taxable Canadian property" for the purposes of the Tax Act and no relief is afforded under an applicable tax convention between Canada and the country of residence of the holder. Since the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act, Common Shares held by a non-resident holder will generally not be "taxable Canadian property" unless, at any time during the five-year period immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with such persons, owned or had the right to acquire 25% or more of the issued shares of any class of the capital of the Company. Any interest in shares or options in respect of shares will be considered to be the equivalent of ownership of such shares for purposes of the definition of taxable Canadian property.

                  Non-residents whose shares constitute "taxable Canadian property" will be subject to taxation in respect of a disposition or deemed disposition of Common Shares on the same basis as Canadian residents unless otherwise exempted by an applicable tax convention between Canada and the country of residence of the holder.

                  Pursuant to the Canada-United States Income Tax Convention, 1980 (the "Convention"), shareholders of the Company that are residents in the United States for the purposes of the Convention and whose shares might otherwise be "taxable Canadian property" may be exempt from Canadian taxation in respect of any gains on the disposition of the Common Shares, provided the principal value of the Company is not derived from real property located in Canada at the time of disposition.

                  Non-resident holders who might hold their Common Shares as "taxable Canadian property" should consult their own tax advisers with respect to the income tax consequences of a disposition of their Common Shares.

                  Non-resident holders whose shares are repurchased by the Company, except in respect of certain purchases made by the Company in the open market, will be deemed to have received the payment of a dividend by the Company in an amount equal to the excess paid over the paid-up capital of the Common Shares so purchased. Such deemed dividend will be excluded from the holder's proceeds of disposition of such Common Shares for the purposes of computing any capital gain or loss but will be subject to Canadian non-resident withholding tax in the manner described below under "Dividends."

                  Dividends. Dividends received by a non-resident holder of Common Shares will be subject to Canadian withholding tax at the rate of 25% of the amount thereof unless the rate is reduced under the provisions of an applicable tax convention between Canada and the country of residence of the holder. The provisions of the Convention generally reduce the rate to 15%. A further reduction to 5% under the Convention will be available if the recipient is a company which owns at least 10% of the voting shares of the Company.

INVESTMENT CANADA ACT

                  The   Investment   Canada  Act  (the  "ICA")   prohibits   the
acquisition of control of a Canadian business by non-Canadians without review and approval of the Investment Review

Division of Industry Canada, the agency that administers the ICA, unless such acquisition is exempt from review under the provisions of the ICA. The Investment Review Division of Industry Canada must be notified of such exempt acquisitions. The ICA covers acquisitions of control of corporate enterprises, whether by purchase of assets, shares or "voting interests" of an entity that controls, directly or indirectly, another entity carrying on a Canadian business.

                  Apart from the ICA, there are no other limitations on the right of nonresident or foreign owners to hold or vote securities imposed by Canadian law or the Company's Articles. There are no other decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Company's Common Shares, except as discussed elsewhere herein.

OTHER

                  The foregoing is only a brief description of the rights and limitations of the Company's capital stock and is subject to and qualified by reference to all applicable provisions of the Business Corporations Act (Yukon) and the Company's Articles.

                  CIBC Mellon Trust Company and ChaseMellon Shareholder Services L.L.C. are co-transfer agents and co-registrars for the Common Shares.